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SEC Mail Processing Section
MAR 02 2009
Washington, DC
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43278

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities Corporation (~~Filed as Confidential Information~~)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Lear — 212-224-1940
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RB 3/24

OATH OR AFFIRMATION

I, William S. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities Corporation, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William S. Conway
Chairman of the Board, President
and Chief Executive Officer

Notary Public

CHRISTOPHER M. MISEO
NOTARY PUBLIC STATE OF NEW YORK
NO. 01-M14899484
QUALIFIED IN NEW YORK COUNTY
CERT. FILED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 29, 2011

KPMG LLP
345 Park Avenue
New York, NY 10154

Telephone 212 758 9700
Fax 212 758 9819
Internet www.us.kpmg.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Mutual of America Securities Corporation:

We have audited the accompanying statement of financial condition of Mutual of America Securities Corporation (the "Company") (a Delaware corporation and a wholly owned subsidiary of Mutual of America Holding Company, Inc. which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
February 27, 2009

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS:	
Cash and cash equivalents	$ 376,710
Money market investment	502,472
Deferred federal income taxes	2,910,133
Total assets	$ 3,789,315

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
General expenses due and accrued	$ 17,326
Due to affiliates	261,811
Total liabilities	279,137
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 3,000 shares authorized, issued and outstanding	3,000
Additional paid-in capital	11,481,677
Accumulated deficit	(7,974,499)
Total stockholder's equity	3,510,178
Total liabilities and stockholder's equity	$ 3,789,315

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

INCOME:	
Fee revenue	395,591
Investment income	$ 12,544
Total income	408,135
EXPENSES:	
Salaries and benefits	$ 136,271
Licenses and fees	119,929
Corporate service charge	81,178
Rent	30,487
Printing	15,226
Accounting fees	12,500
Total expenses	395,591
Gain before net realized capital loss and federal income tax benefit	12,544
Net realized capital loss	(5)
Gain before federal income tax benefit	12,539
Federal income tax benefit	5,213
Net Income	$ 17,752

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, December 31, 2007	$ 3,000	$ 11,381,677	$(7,992,251)	$ 3,392,426
Contributed capital	--	100,000	--	100,000
Net Income	--	--	17,752	17,752
BALANCE, December 31, 2008	$ 3,000	$ 11,481,677	$(7,974,499)	$ 3,510,178

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 17,752
Reconciliation of net income to net cash used in operating activities-	
Increase in due to affiliates	183,027
Decrease in general expenses due and accrued	628
Increase in deferred federal income taxes	(758)
Net cash provided by operating activities	200,649
CASH FLOW FROM INVESTING ACTIVITIES:	
Proceeds from investments sold	50,000
Cost of investments purchased	(12,835)
Net increase in money market investments	297
Net cash provided by investing activities	37,462
CASH FLOWS FROM FINANCING ACTIVITY:	
Contributed capital	100,000
Net increase in cash and cash equivalents	338,111
CASH AND CASH EQUIVALENTS, beginning of year	38,599
CASH AND CASH EQUIVALENTS, end of year	$ 376,710

The accompanying notes are an integral part of these financial statements.